Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    CoolBrands International Inc. announces the sale of its Yogurt Division

    TORONTO, Jan. 30 /CNW/ - CoolBrands International Inc. ("CoolBrands")
(TSX: COB.A) today announced the closing of the sale of its Yogurt Division to
Lily Acquisition, LLC ("Lily"), an affiliate of Healthy Food Holdings, the manufacturer and marketer of the YoCrunch family of yogurt products. Lily has acquired all of the issued and outstanding shares of common stock of
CoolBrands Dairy, Inc., an indirect wholly owned subsidiary of CoolBrands. The closing occurred today, with an effective date of January 28, 2007.
    CoolBrands Dairy, Inc. manufactures cup yogurt at its plant located in
North Lawrence, New York under the Breyers(R) brand and the Crme Savers(R)
brand. On closing, CoolBrands received US$45,000,000 in cash (subject to a working capital adjustment), a US$5 million subordinated promissory note, and a warrant to purchase shares of common stock of Yogurt Holdings II, Inc.
    The US$5 million subordinated promissory note that CoolBrands received upon closing is repayable on the second anniversary of the closing date of the transaction, and accrues interests at 12.9% per annum, compounded quarterly.

    About CoolBrands International Inc.: CoolBrands is focused on manufacturing, marketing and selling a broad range of ice creams and frozen snacks under nationally and internationally recognized brand names. For additional information please visit CoolBrands' website at
www.coolbrandsinc.com.

    Forward Looking Statements

    This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding CoolBrands' financial position and business strategy. These statements may be identified by the fact that they use such words as
"anticipate", "estimate", "expect", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in CoolBrands' products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, CoolBrands' relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. CoolBrands undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.
    %SEDAR: 00003887E          %CIK: 0001005531

    /For further information: Carla Aedo, Telephone: (905) 479-8762/
    (COB.A.)

CO:  CoolBrands International Inc.

CNW 15:00e 30-JAN-07